Perspecta Inc.
15052 Conference Center Drive
Chantilly, VA 20151
June 7, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:Perspecta Inc.
Registration Statement on Form S-3 (File No. 333-231997)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-231997) initially filed with the Securities and Exchange Commission (the “Commission”) by Perspecta Inc. (the “Company”) on June 7, 2019, together with all exhibits thereto (collectively, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Company intends to promptly file a new registration statement with the code “S-3ASR.” The Registration Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at Perspecta Inc., 15052 Conference Center Drive, Chantilly, VA 20151, Attn: General Counsel, and to the Company’s legal counsel, Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, NY 10166, Attn: Andrew L. Fabens.

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

/s/ James L. Gallagher
James L. Gallagher
General Counsel and Secretary